Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 19, 2004

On February 16, 2004, certain senior executives of Sanofi-Synthélabo made presentations at an Informational Meeting in Paris, France. A simultaneous translation of the proceedings was provided in English. A video recording of the proceedings at that meeting was first made available for replay on the website of Sanofi-Synthélabo (www.sanofi-synthelabo.com) on February 19, 2004. A transcript in English of that recording follows.

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note

d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo has filed with the SEC (File no: 333-112314). Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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Information Meeting	Sanofi-Synthélabo

Information Meeting

Opening Address

Jean-François DEHECQ
Chairman and CEO

I. 2003: Once Again a Very Good Year

Good Morning to you all. I am sure you have all read the Press Release this morning. Of course, you were all expecting good results. It seems to me quite natural that Sanofi-Synthélabo should produce good results. Let me comment on them. What is important is not that 2003 has been a very good year but that it has once again been a very good year. Let me stress this, and we shall seek to do this rapidly and clearly to point out that the true success of 2003 is that we have once again had an acceleration in the growth of our business. Consolidated sales of +15.6%, on a comparable basis, which is one of the best performances in the industry. Our sales figures are between the 15.6% and 20.4% of developed sales if we add the co-promotion of BMS in the US. This level of growth between 15% and 20% is quite outstanding in the industry, and this accounts for the results that stem totally from this growth.

This is interesting because this has been part and parcel of the Company’s strategy for years now, and is part of our ongoing future strategy in our present plans. This growth occurred across all regions. Some markets have high growth and it is easier to rush in. We cover those markets, but our determination is to have strong growth across all regions. Europe, 10.4%, that is, above the market of course. The US, where we are beginning to achieve high volumes, with a growth rate of 33% in consolidated sales, and even higher (over 40%) in developed sales. It is without doubt the highest performance in the sector, and Hanspeter Spek will show you the numbers. In the Rest of the World, which is crucially important as it carries future development in future years, our performance is significantly above the rest of the market.

II. All Markets; All Products

All markets but also all products, another major characteristic of this Company. Of course, the top 10 products achieved a 27% growth rate, representing 67% of our sales, as against 61% last year. There is therefore indeed a concentration on these top products, which are gaining in prominence. What is absolutely fundamental and very different from many of our competitors is this capacity to strongly support the rest of the portfolio, that is at +2%, if we take out Ticlid®, replaced by Plavix® and the small Corotrope® . We have a mature portfolio, which is a stable and positive portfolio, and this accounts for these results. No small countries; no small products.

The year has been fine in terms of activity and also in terms of R&D. We will not repeat all of the 2003 results but you know that these have been very positive for the strategic products: indication

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extensions for Aprovel®, Plavix®, Eloxatin® (a huge success), and Arixtra® (certification), and Uroxatral® (registered in the US).

The portfolio on the early stage products is seeing a very favourable evolution. The list of our products moving from pre-clinical Phases I and IIa to Phase IIb shows an excellent year 2003 and without doubt for early 2004. We have five Phase III studies, on which Gérard Le Fur will provide further details shortly. This is the very fine piece of news for this early 2004. Very productive R&D capability, when we consider both the research volumes and the results. Very productive R&D, which is a basis for sustainable growth.

III. EPS Evolution

EPS amounted to 21.5% in 2003, 21.9% including exceptional items. This 21.5% was achieved without lowering R&D and in fact by boosting R&D, with no capital gains on the sales of products, which is one of the ways of achieving profits but is not the best way for future growth. This is a pure result: 21.5% growth for 2003, which is better than forecast. Let me remind you that at the beginning of the year we forecast 20% on a one-for-one dollar basis. In September, we stated around 20% on a 1.10 basis, and we are ending with a dollar for 1.13 basis and growth not of 20%, but of 21.5%. We therefore have every reason to be very pleased with this EPS growth. This is a trend, the five-year trend achieves 36.4% per year, which is a very fine performance.

This confirms what I was saying. Of course, there is a negative, very unfavourable currency effect. There are no capital gains on disposals. You can see that if we had the 2002 exchange rate, the growth would have been 35.5%, but it is 21.4%, and that is fine in itself.

A very good year in 2003. Strong growth because without strong growth of activities it becomes far more difficult to sustain strong growth in results. The healthiest growth comes from business growth, and this sustainable, strong growth is built on research and the fine results have accentuated the trend. And it is sustainable growth, because without sustainable growth things are more difficult to sell. So, a very good year in 2003.

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Operations

Hanspeter SPEK
Executive Vice President, Operations

I. Growing Faster than the Market

Ladies and Gentlemen, Good Morning. The year 2003 was the fourth consecutive year of double digit growth for our Company. In all of these years, our growth was above that of the pharmaceutical industry, with a strong acceleration as of 2001. We have been outperforming both the regional and the world wide market, that is, in the US, in Europe, and in the Rest of the World. In the US, our performance is top of the top 20 in the industry.

In our home market, Europe, we were the best of the top 10 in 2003. Since the foundation of Sanofi-Synthélabo our European sales have grown year on year, a total of EUR 1 billion between 2000 and 2003. This is driven by our flagship, strategic, key products, but not only that.

We are particularly proud of our performance in the US. We have been able to achieve a presence of almost USD 4 billion from an almost zero base. This growth was supported by structures that were adapted to our opportunities. After a strong growth of our structures in the US in 2001 and 2002, we devoted 2003 to quality aspects, crowned with success, as you can see. A recent study shows the quality impact of the networks on the attitudes of prescribers in the US and we are very well placed there.

In Japan, we are committed to repeating the US business model. Having considerably reinforced our local development products, we are focused on our joint venture with Fujisawa and Daiichi. The former company put Myslee® (Ambien®), first in its class – and this only two years following launch. We recently acquired Ancaron® rights from the Daiichi partner and since 1 February 2004 we have our own sales force as announced previously, a direct sales presence on this market for the first time. From Ancaron® this sales force will be extended on the basis of new compounds including Plavix® that will soon be filed with the Japanese authorities.

Since 2000, our strategic products world wide have doubled their sales.

II. A Robust Portfolio

Apart from Plavix® and Ambien®, Aprovel® and Eloxatin® complete this portfolio of blockbusters, with the potential to once again double through 2006, supplemented at that time by Xatral®. In 2003, the four existing products give us a very attractive position. In the blockbuster portfolio you can see that only three companies have more blockbusters than we do in their portfolios. Our portfolio of blockbusters has far and away the greatest growth rate of all these portfolios, which supports considerable hope for sustained growth.

Our product policy is not limited to these key strategic products, but other products that are adapted to local markets, important for both patients and for our income statement. Jean-François DEHECQ stated our motto: no small products; no small markets. We are building and securing the

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future with our flagship products. At the same time, we are keeping these very stable traditional products in 2003, even with a low growth of about 2%.

Among our activities to ensure this sustained growth, life cycle management is of key importance. Successes such as that of Eloxatin®, which has overtaken irinotecan not just in Europe but also in the US in all its indications. Consequently, these measures that currently include over 100,000 patients in Phase III studies, will not just be maintained but will be accelerated in order to leverage to the maximum the potential of this product.

III. Conclusion

For four years, our track record has been unique in the pharmaceutical industry. It is the result of a very efficient and motivated organisation; the result of a very successful merger and an optimal management of our research potential, building on the steady sales of our traditional products. We are very proud of this, as well as being optimistic for 2004, and ready for new opportunities.

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Finance

Marie-Hélène LAIMAY
Senior Vice President, Chief Financial Officer

Good morning. Hanspeter Spek has told you how we succeeded in posting very strong growth in 2003. I will try to explain how and why this growth is indeed profitable.

I. EPS Evolution

First of all, we increased our EPS by 3.5 times in four years, before goodwill amortisation. This means a constant and sustained improvement of our net result over sales. This is illustrated by this slide year over year, and has been true for the past four years.

II. Sales Growth

Strong growth of our sales – +15.6% on a comparable basis. This year, the impact of currency variations has indeed reduced this evolution on a reported basis. This is due to a 20% reduction in the US dollar in 2003. The growth on a reported basis is therefore limited to 8.1%.

During 2003, we succeeded in increasing our gross profit ratio by 0.8%. This ends up with a gross profit ratio of 82.3%, with an improvement of product mix and a productivity improvement, and also an increase in Avapro® and royalties Plavix® in the US, which however was limited by the exchange impact that I already mentioned. At 2002 exchange rates, the growth of our gross profit ratio would have reached 83.5% of sales, that is, an increase of 2 percentage points.

III. Operating Profit

2003 also saw an operating profit of 17.6%, with a new improvement by 3 points of our operating profit over sales ratios. This was done by improving our R&D expenses by 8%, that is, at 15% on the basis of 2002 exchange rates, by continuing our commercial effort in Europe, and by increasing this commercial effort in the US, to support Eloxatin® and Ambien® and to launch Uroxatral®. This year also saw a very strong increase in our operating income and expenses (+30.5%) due to the positive results of Plavix® and Avapro®, which we share with BMS all over the world. The share of profits paid to BMS on our main territory, that is Europe, amounted to EUR 173 million this year as against EUR 142 million in 2002. As far as Plavix® and Avapro® in the US are concerned, we received EUR 436 million from BMS in 2003 as against EUR 348 million in 2002. This obviously contributed strongly to our operating profits in 2003.

This operating profit is indeed well-balanced between Europe and the US: US 45%, as against 42% in Europe in 2003.

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IV. Net Profit

Financial income increased by EUR 70 million, due to the hedging policy in 2003 given the low dollar position. Of course, base interest rates dropped during the year, our average cash reserves also dropped due to the share buy-back program during the year, but overall financial income moved on. The income tax rate was 33.9% in 2003, perfectly in line with our expectations for 2003 and our forecasts for 2004. I would like to remind you that 2002 was an atypical year due to the write back of provisions and the absence of taxation of the share of profits by Lorex which were paid to Pharmacia which you will find in 2002 under minority interests, whereas in 2003 we virtually have no minority interests.

Our net profit increased by 18% in 2002, by 2.2% as a percentage of sales, which would be 31.5% at 2002 exchange rates.

EPS growth, before exceptional items and goodwill amortisation, amounts to 21.5%. In September 2003, we announced that this figure would be 20% on the basis of EUR 1.0 = USD 1.10. For a ratio of EUR 1.0 = EUR 1.13 we could have expected 19%, it is 21.5%. EPS before exceptional items and goodwill amortisation is EUR 2.95, that is, 21.9% growth.

V. Free Cash Flow

As far as free cash flow is concerned, we generated EUR 1.303 billion in 2003, before the share buy-back program. During 2003, we continued the Buy Back Programme authorised by the AGMs in May 2002 and May 2003, and acquired 20 million shares for EUR 1.017 billion. As of 31 December 2003, we hold 36.6 million shares, that is, 5% of share capital. Taking into account our stock option plan, the Group held 6.82% of its share capital as of 31 December 2003.

As of 31 December 2003, we have EUR 2.4 billion of net cash in hand, which is a very sound basis with which to prepare for the future. Thank you for your attention.

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Research and Development

Gérard LE FUR
Senior Executive Vice President, Scientific Affairs

I. The R&D Portfolio

Good Morning. We currently have 56 compounds under development to date. More importantly, we have 19 between the Phases IIb and III, which are the most advanced stages. This holds for our four major R&D fields of endeavour. This slide shows each of these compounds, and given that I have a lot to cover today I will not comment on this particular slide.

II Recent Changes in the development portfolio

1. Stopped developments

In the past six months, we stopped two Phase I products (SSR 125180 and SR 146131), which are CCK1 receptor agonists including a peptide inducing one. Products capable of stimulating these receptors tend to reduce appetite, which could be an interesting target for obesity. That being said, we decided to stop research on these two compounds for two major reasons. First, because the efficiency over side effects ratio is not very good, especially because we have abdominal pains due to the very mechanism of the action of the compound. Second, and more importantly, this type of compound decreases appetite in healthy volunteers. After chronic treatment over two weeks, the compound became inactive – it induced a tachyphilaxis. We therefore decided that CCK1 receptors were not the right target for obesity.

Two further indications for two products were also stopped, one for rheumatoid arthritis. Indeed long term toxicity trials revealed alopecia, that is, animals lost hair, which of course is not of interest for an arthritic treatment. That being said, the anti-proliferative effect is probably the reason for this, and we will probably continue to develop this drug in the field of oncology.

Still on the subject of oncology, tirapazamine will be stopped for non-small cell lung cancer. Here we have two Phase III trials, one positive and one negative. The third one is not positive enough and this is the reason why we discontinued this drug for this indication but we are continuing Phase III research for head and neck cancer because this compound is more active on hypoxic cells. Given that for head and neck cancer, this drug is being used in combination with radiotherapy, the drug is more likely to be active.

2. Three new drugs in pre-clinical development.

We have three new drugs in pre-clinical development. One synthetic oligosaccharide for thrombo-embolic diseases, one compound for solid tumours, and a central nervous system product, a partial agonist of the alpha 7 nicotine receptors which could be of interest for treating memory disorders of Alzheimer or schizophrenic patients.

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III. Seven Major Clinical Trials

More importantly, and this is what I will focus on, are the seven major results from clinical trials in advanced stages.

I’ll present two results showing the efficacy of dronedarone in atrial fibrillation; the results of the first Phase III on Ambien® CR and two very important results on rimonabant (AcompliaTM), one on smoking cessation one on obese patients with hyperlipidemia. Two positive Phase IIb results: one in major depressive disorders with an anti-NK2 and the V2 receptor antagonist in the treatment of SIADH.

I will not have a lot of time to discuss the life cycles of our compounds. Nevertheless, for Plavix® we will have important results from the MATCH trial during the second quarter of the year. Finally, we completed the inclusion of all our patients for the CHARISMA trial. For our synthetic oligosaccharide, Arixtra® and idraparinux are all perfectly on time, and I will of course report on the dronedarone results.

Concerning the central nervous system, I would like to say a few words about the Phase III study with zolpidem MR and the Phase Iib study with an anti-NK2 in the treatment of depression. In the field of oncology I would simply like to remind you that, at the end of 2003/beginning of 2004, we filed two important files for an Eloxatin® treatment of colorectal cancer. This is of course of major importance given the nature of the results and the size of the potential market. Finally, in internal medicine I will of course report on all available results for rimonabant.

1. Results on Dronedarone studies

One year ago following the DSND advice, we stopped a tolerance trial (ANDROMEDA) on dronedarone because the number of events was unbalanced: twice as many events in the dronedarone group as against the placebo group. This is why the DSND advised us to discontinue the trial. However, both efficacy trials could be continued. As you know, when you stop a tolerance trial and continue efficacy Phase III trials, you have to realise that the compound is well tolerated but it also has to be active. Otherwise, it would be unethical to continue the trial. This is why we concluded that we had good reasons to be optimistic. First of all, we analysed these clinical trials and concluded that there was no rational explanation for this imbalance, and that it was perhaps quite fortuitous. Today, we continue to believe that this is the right explanation.

In September, we presented an analysis of all the clinical cases, which made us think that we did not have a rational explanation for this imbalance. The most interesting hypothesis is that it was a question of chance. Today, we think increasingly that is was this, in the light of the results that I will show you. These are two Phase III studies including 1,200 patients in one year of treatment, conducted on both sides of the Atlantic. These were patients suffering from atrial fibrillation or flutter. We measured the efficacy of dronedarone versus placebo. The main end point was maintenance of sinus rhythm, whatever the origin of conversion – whether electrical, pharmacological or possibly spontaneous. The secondary end points were all symptoms associated with atrial fibrillation or flutter.

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a. Results of the European EURIDIS study

After being adjudicated, that is, after reviewing the ECG and noting that there was a sign of atrial fibrillation, the group of experts adjudicated by saying whether there was indeed a rhythm disorder or not. This means that dronedarone proved to be very active during the first few weeks, and continued to be active with time, which means that the risk of recurrence decreased by 21.6%. Also of interest is that we tried to find out the subjective feelings of the patients: whether they sensed this rhythm disorder or not. We found out that patients sensed the beneficial effect of dronedarone, and this from the very onset of treatment, as opposed to the placebo group. This remained over the one year period of treatment.

b. Results of the US study ADONIS

It is also interesting to note that similar results were noted in the US ADONIS trial. The health authorities, MEA or FDA, always request that we properly reproduce the results because when you have long extensive studies with one year’s treatment you have to compare results, which was the case. From the very first weeks onwards we noted a recurrence reduction of 27.6% as against placebo. Likewise, we noted the same results as far as the symptomatic profile was concerned. Therefore, very nice figures were obtained from the onset of the treatment, and this over the full treatment period of one year on a large number of patients.

c. Adverse events

What about adverse events? Here you will note that of the 1,200 patients, whether we are concerned with serious or benign adverse events, there is no difference versus placebo. More precisely, we have a trend toward reduction of adverse effects on dronedarone. These patients are elderly patients, more than half are over 60, more than half hypertensive, 20% have heart problems, 18 % have heart failure. Most side effects classified as serious are in fact cardiovascular adverse events. This decrease reflects the better activity of dronedarone. Dronedarone is indeed a very safe drug especially if we consider the drop put rate — 47% of the patients on placebo and 38% on dronedarone stopped the treatment before one year.

d. Conclusion

So this is a very active and safe drug, in particular versus amiodarone, which is the parent drug. There was no evidence of thyroid dysfunction observed in these studies. The drug proved to be highly effective for atrial fibrillation. Adverse events were similar to those observed with placebo. More importantly, no “Torsade de Pointes” was ever observed in these patients. Both studies are indeed very consistent. In other words, the pharmaceutical industry, and Sanofi-Synthélabo in particular, have been looking for a substitute for amiodarone for twenty years, which would have the same type of activity with less side effects. We are convinced that we are very close to reaching conclusion, and this is an understatement. That being said, we will be meeting with the health authorities to decide on this. So, a very good Phase III result for these two Phase III trials.

2. Aquaretic Products

A few words about aquaretic products. These are diuretic products that only eliminate water in urine, unlike traditional diuretics that eliminate as much sodium as water. How can a product

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achieve this? The body contains a neuropeptide vasopressin, and the other name is the anti-diuretic hormone. This anti-diuretic hormone, vasopressin, inhibits aquaretisis secretion of water in the kidneys. A product that will inhibit the V2 receptor of vasopressin in the kidney will have an aquaretic effect. This is what we showed you previously in Phase IIa.

a. Trial Results

We performed a Phase IIb study. That is, we compared two doses (25 mg once per day, 50 mg per day) versus placebo in patients with an inappropriate secretion syndrome (SIADH). These are patients who retain water, for example, for oncological reasons. Hyper secretion of vasopressin can also occur due to a neurological or cardiovascular origin.

From the first few days, you can see that there is a significant increase in natremia. Why did we use this as an important factor? With water retention there is haemodilution, that is, there is dilution of ions in the plasma, and the most important of these is sodium. So this is a good marker for haemodilution. So when there is hyponatremia there is too much retention in the body. When we are below the level of 135 mEq/litre, this is the case, you increase aquarisis, water secretion, thereby increasing the concentration of sodium in the blood stream. This is achieved as of day 2. We did a 24 month follow up — orange indicating 25 mg, green 50 mg. When we considered the response rate it was 15% placebo, close to 80% with a 50 mg dose, and the only adverse effect obtained, which is probably logical, is that patients were thirsty.

Other patients have retention that is very localised: cirrhotic patients with water retention. We used the two traditional markers: plasmatic sodium and diuresis. This is a Phase IIa study. We compared a traditional diuretic, spironolactone, and titration with our anti-V2. Patients started at 30 mg, and could rise to 75 mg. The product is very active at 30 mg, and very few patients rose as far as 70 mg. Versus placebo, not a considerable grace in diuresis with spironolactone but a very important effect in the V2 with a plateau during one week. Similarly, natremia was increased as of day 1, and remained on a plateau. Furthermore, in the spironolactone group, from day 6, we added the anti V2, if needed. When we add the anti V2 in addition to spironolactone we sharply increase duresis and thereby increase the plasma sodium level. The only adverse effect we obtained is a sense of thirst. Therefore, a very well tolerated product that we are currently developing.

b. Future Studies

In hyponatremia, I will not comment on this in detail. This is the type of study that we are going to be starting before the summer with patients with SIADH but I will not comment on this. This is a Phase IIb programme where we are comparing placebo, 5mg, 12.5mg, and 25mg once a day in cirrhotic patients with ascites, hyponatremia with no sodium variation and ascites recurrent. Very good results in Phase 11b with our aquaretic compound.

3. Ambien® CR

Let us now move to the central nervous system, starting with Ambien® CR. One year ago, I showed you some results indicating that zolpidem modified release, Ambien® CR, had the same plasma peak as Ambien®. That is, potentially identical sleep induction with a half life that was

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sufficiently long to have one to two hours additional sleep and no residual effect because the plasma rate dropped as of the eighth hour. This is what I showed you one year ago.

In September, I showed you some very sophisticated studies where we looked at the residual effects, that is, how patients awoke the next day. We performed this study both in adults and in very sensitive elderly patients. We showed that at double dose in very sensitive elderly patients there was no residual effect versus placebo, with a whole battery of tests.

These are the first results of Phase III in adults. We compared 12.5 mg versus placebo, after discussions with the health authorities. I remind you that Ambien® is the world leader. Consequently, the only thing the health authorities asked us to demonstrate was that Ambien® CR had an effect versus placebo. The number of patients was very high: over 100 patients in each group because we performed a very considerable polysomnographic study in sleep labs. We considered what happened on the ECGs to these 200 patients so it is very objective.

a. Trial Results

To that we added what is done traditionally: all the subjective scales of what the patients actually felt in patients with primary insomnia and sleep maintenance difficulties. Of course, this study went very well. The drop out under placebo was 10%, and 8.1% with the product.

When we consider these objective polysomnographic criteria, we used the main criteria – the WASO up to six hours. This is the wake up time after sleep onset. This was measured very objectively: sleep duration and sleep efficiency, which are very traditional tests; and sleep induction, that is, latency to persistent sleep. You can see that across these measurements, everything was statistically significant compared to placebo. Of course, we were expecting this but all of this is very significant. It has an impact on sleep maintenance and it lasts for six hours, with very little residual effect. Sleep duration showed a very fine efficiency, and sleep induction was identical to that of Ambien®.

In addition to these objective measurements, all of the patients’ questionnaires were fully consistent. In terms of tolerance, it showed a very good tolerance: 52% adverse events with the placebo and about 57% with the product. Major adverse effects are essentially digestive, which is a very good sign, and very little dizziness with the product. This is what we obtain with WASO, the main criterion for sleep: less than 10 minutes with placebo and a reduction of over 30 minutes with the product. Sleep efficiency obtained: +5.5% for placebo and +13% with the product. Latency to persistent sleep: 13 minutes reduction of sleep induction with placebo, and 24 minutes with the product. This is of course extremely significant.

b. Compound Filing

One year ago, we told you that we would be filing this product in the second quarter of this year. More than ever we will be on time and we will file Ambien® CR as expected in the second quarter of this year.

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4. Saredutant (SR 48968)

Let us now turn to depression, with some Phase IIb results with an NK2 receptor antagonist. We have obtained some positive Phase IIa results, and I will now show you some Phase IIb results, which are aimed at finding the active dose to launch the Phase III studies where we will better determine the product profile. Of course it is a placebo, double-blind, randomised, placebo and fluoxetine controlled multi-centre trial. These are patients with recurring major depressive disorders (MDD). The median score in the Median Hamilton Depression baseline was 26, which is the illustration of what I told you previously: a very traditional protocol. The study has a seven-week duration: a one week placebo run in and six weeks of treatment.

We compared three doses of saredutant (30 mg, 100 mg and 300 mg) with fluoxetine (20 mg), with all doses given once per day. On the primary endpoint, which is the Hamilton Depression baseline, the doses of 30 mg and 300 mg were of the same order as that of placebo, whereas the 100 mg acts like fluoxetine 20 mg. The results are in a similar vein in the Hamilton Anxiety baseline. On the face of it, we therefore have our dose for the Phase III trial: 100 mg once daily.

a. Trial Results

When we look at the sustained response, 44% of patients with the product had a sustained response. When we look at patients that we consider as cured (with a HAM-D score lower than 8), we had between 37% and 39%, of a similar order to fluoxetine.

A few words on tolerance. You can see that the adverse effects are relatively traditional for fluoxetine: essentially digestive, gastrointestinal orders and nausea and disappear in function of time. It would appear that saredutant is better tolerated at this level. Likewise for the CNS disorders (dizziness), where the product seems to be better tolerated.

b. Conclusion

Potentially, with this product, we have a second product that we will send into Phase III before the end of this year. We have already launched a Phase III study for another product, a beta3 agonist. This is a difficult area and there is no need to remind you of what happened in the industry with the NK1 antagonists. However, what makes us very optimistic is the statistical approach. To my knowledge, we are the only company that has two products, a beta3 agonist and a NK2 antagonist in Phase III in relation to depression. If we do not put all our eggs in one basket, one of them will come through.

We have three other targets under development. An anti-V1B, an anti-CRF and an inhibitor of FAAH. We have five products in development in the field of depression, one or two of which – at the very least – will come through.

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5. Acomplia™ (rimonabant)

Let me give you an update on results with rimonabant or Acomplia™. This is a very important Phase III programme. We have seven studies including over 13,000 patients, half in obesity and half in smoking cessation. Obesity is the only area where the FDA guidelines require two years’ follow up. That is why today I will only be giving you the initial results of the first study that was completed on one year’s treatment RIO/Lipids. We will have all the results by the end of the year. I will give you the first results in smoking cessation of the STRATUS Programme: 10 week treatment in the US. We will have at a later stage the results of the 10 week treatment in Europe, and one year treatment results on the maintenance of smoking cessation.

1. Smoking Cessation

First on smoking cessation, it is important to note that the number of included patients is quite high. We compares placebo against Acomplia™ 5mg daily or 20mg daily. The primary end point is cessation between weeks 7 and 10. Of course, abstinence was measured not only on the basis of clinical criteria (in questions directly to the patient) but also on the basis of biological criteria, that is, measures of CO and cotinine (the nicotine metabolite). These measurements were made because certain smokers who claim they have stopped smoking are lying. This is also the case for obese patients. Smokers or obese patients have very poor compliance levels. This was not always the case in previous trials, but here we decided to support clinical criteria with biological criteria.

Of course, the primary endpoint is sustained abstinence rate during the first weeks. For the whole population we moved from 16% on placebo to 28% on Acomplia™. For those who completed the trial, it is approximately 20.6% on placebo and 36% on Acomplia™. Of course, all of these effects were found to be significant as compared to placebo.

Another essential point for smoking cessation is that as soon as people stop smoking they tend to gain weight. This is one of the reasons why people resume smoking, especially women, for obvious reasons. Looking at the whole ITT population, we see that there is a weight gain of over 1 kg on placebo compared to a loss of 300 mg on Acomplia™ 20 mg per day. Given that this was a US trial and that some individuals were slightly obese, we also decided to consider non-obese patients who stopped smoking. We see that the non-obese patients that stopped smoking had a weight gain of 3 kilos, while with Acomplia™, the weight gain was 700 grams. Therefore, this has a very significant effect which is not solely an anti-obesity effect.

a. Side Effects

What about side effects? First of all, it should be noted that the drug is very well tolerated: we had a 28% drop out rate on placebo, 30% for Acomplia™ 5 mg, and 28% for Acomplia™ 20 mg. There is therefore no difference versus placebo as far as the drop out rate is concerned. As far as all side effects or adverse reactions are concerned, there is little or no difference; it is absolutely identical to placebo as regards the serious side effects. Patients who are very poorly compliant showed very benign side effects, which we already saw in the Phase IIb study, mainly digestive side effects and a nausea state that disappear over time, plus some very minor psychotropic adverse

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events that are extremely difficult to differentiate from a withdrawal syndrome, in other words it is well known that people who stop smoking are slightly anxious and tense. This is another adverse reaction that was observed but this corresponds to 1.5% for placebo and 2.3% for Acomplia™ 20 mg.

Therefore, with Acomplia™ in smoking cessation, we have a compound that proved to have a very clear cut effect compared to placebo without an increase in body weight, in approximately 800 patients, with a very good tolerance indeed.

b. Psychotropic and Cardiovascular Effects

It was also important, and this was incidentally requested by the health authorities both for obesity and smoking cessation treatments, to look at psychotropic effects and cardiovascular effects. As far as psychotropic effects were concerned, we used the Hospital Anxiety and Depression scale criterion to determine the possible effect on anxiety. You can see that versus the placebo there is no difference whatsoever between Acomplia™ and placebo, whether we take the depression subscore or the anxiety subscore. A second essential parameter for health authorities, which led us to conduct a very detailed trial, concerns possible effects on cardiovascular behaviour. There was no difference on systolic or diastolic blood pressure. There was no impact on heart rate and no impact on QTcB. The cardiovascular tolerance of Acomplia™ is therefore similar to placebo. These are the first results of the STRATUS US study, the first real study in smoking cessation, a Phase II pivotal study showing the drug to be very active and well tolerated.

2. RIO-Lipids

The Rio-lipids study was conducted over one year, including over 1,000 patients. Patients had a mass index of 34 kg/m2 and mean weight of 96 kg: true obese patients with a co-morbidity factor as high lipidemia.

Primary end points were of course weight on the one hand and waist circumference on the other. The drug led to a very significant weight loss of virtually 9 kg over one year. A dose of 5 mg resulted in 4 kg more weight loss as against 2 kg on placebo, all patients on a mild hypocaloric diet. This is more than highly significant, with a p value of 1 x 10–30 for the 20 mg dose. It is also very interesting to note that the drug has an effect on visceral fat. You all know that cardiovascular risk very much depends on visceral fat. Be careful about your stomachs, gentlemen: here is where cardiovascular risk is greatest. And you can see that we had a reduction of the waist circumference of more than 9 centimetres with a 20 mg dose, with a 4 cm reduction of the waist circumference with placebo and 5 cm at 5mg. Here again, with a p value of 1 x 10–30. There is a true parallel between those two criteria, that is, weight loss and waist circumference. The efficiency of the drug proved to be very favourable indeed.

Health authorities often request the following two parameters: the number of patients who have a weight loss of above 5%. You can see that in the overall ITT population we have moved from 19.5% on placebo to 58.4% on Acomplia™. This is clearly highly significant. For one year of treatment, we reach a level of almost 73% of patients with over 5% of weight loss on Acomplia™, which is remarkable.

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Even more important, if we take those patients having a weight loss of above 10%, whether we consider the whole population or only those patients that continued the treatment for 12 months, we move from 10.3% on placebo to 44.3% on Acomplia™. That is, 44% of patients treated for over one year lost over 10% of weight, which is of course highly significant.

I would like to remind you that these results concerned obese patients with a co-morbidity factor, namely hyperlipidemia. Of course, we had to measure these lipidic parameters as well. The drug has no effect on global cholesterol levels. It does not reduce the LDL levels, and it is not an inhibitor of synthesis of cholesterol. However, it has a very significant effect in that it induces an increase in HDL-cholesterol, that is, good cholesterol, with a 20% increase versus placebo. The drug has the effect of increasing HDL-cholesterol. Likewise, it significantly reduces the triglyceride rate.

Therefore, it is not a synthetic cholesterol inhibitor but it has a very important effect. When these parameters are correlated with weight, we see that at a dose of 20 mg – whether we consider the increase in HDL-cholesterol or the decrease in triglycerides – 50 % of these effects, are correlated to weight loss and there is a 50% change that is independent of food intake. This means, as we have already said in tests on animals, that the drug has an effect independent of its central effect. It has a direct peripheral effect on adipose tissues in particular. A most important effect on lipids parameters and partially weight independent.

3. Diabetes

Most obese patients are considered as pre-diabetic patients: they are not well-equipped to withstand sugar overloads. We decided to provoke hyperlipidemia and measure the glucose rate two hours later. You can see that Acomplia™ induces a very significant effect: it reduces glucose response. In other words, these patients are becoming more likely to probably react to glucose over weight. This might be partly explained by a better sensitivity to insulin. When you inject glucose and there is a glucose overload the body reacts by secreting insulin. At times, the insulin reaction is not adequate. This is the case for most obese patients. There was a very significant decrease versus placebo, showing that the compound is able to increase the sensitivity of these patients to endogenous insulin.

4. Metabolic Syndrome

A new concept has emerged in recent years: the metabolic syndrome. This is the expression of a significant cardiovascular risk. The metabolic syndrome is described as being an important cardiovascular disease or the reflection of an important cardiovascular risk. At least three of the following criteria have to be met: abdominal obesity, hypertension, hypertriglyceridemia, low HDL-cholesterol, or abnormal fasting glucose. Considering these criteria, we observed that 50% of our patients were suffering from metabolic syndrome. After one year of treatment at the 20mg dose, 53% of those who began presented classic metabolic syndrome criteria. After one year of treatment, we observed that only 25% of these individuals still had this metabolic syndrome.

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5. Tolerance

What about drop outs? 36% on placebo, 40% for a 5 mg dose of Acomplia™, and 36% or less for the 20 mg.

Here again it has to be emphasised that obese patients are very highly non-compliant. This is a fairly long treatment, and we see that compliance is virtually similar to placebo.

As far as side effects are concerned, we moved from 2.3% for placebo to 4.0% for Acomplia™ 20 mg in relation to serious adverse effects. In terms of drop out, we go from 7 to 15%. I remind you that over one year of treatment, in relation to gastrointestinal events, we have the same profile as for smokers: moving from 2.6% for Acomplia™ 20 mg. As far as mood disorders and anxiety are concerned, we had 0.6% on placebo up to 1.6% on Acomplia™. Here again, it should be emphasised that the compound is well tolerated in a population of patients that are considered as difficult patients.

Even more importantly for obese patients, using the same psychotropic criteria, we have no effect on the anxiety subscore or the depression subscore. In relation to the cardiovascular effect, we have no impact on arterial blood pressure, although perhaps in untreated hypertensive patients, Acomplia™ could have a minor effect. There is no effect whatsoever on heart rate or QTcB, which means there is excellent cardiovascular tolerance overall.

6. Conclusion

To conclude, Acomplia™ has a central effect on “reward circuits” as already mentioned but it also has a peripheral effect, which should be emphasised. Major investigators are about to submit (at the beginning of March) to the ACC the results of these two trials, notably from Professor Desprè, who will present the results. You will then understand why these compounds have a very interesting effect both in central and peripheral terms. The evolution of adipose tissue has evolved considerably. It was always considered as storage tissue but it has been demonstrated that adipokine hormones in the adipose tissues could have very interesting effects as well. I would therefore urge you to listen to the presentation of results that will be submitted to the ACC. You will have results on smoking cessation and obesity.

This is therefore the first antagonist of endocannabinoid receptors, which has an effect on obesity due to its gluco-lipidic profile with a part-weight dependant and part-weight independent effect, and also an effect on smoking cessation. This means that if we were to reproduce all of these results, knowing that the results will be available at the end of the year on all the Phase III results with 13,000 patients, this treatment could become a first-line treatment for patients with cardiovascular risk.

IV. Conclusion

I have been extremely talkative but it is quite rare to have so many Phase III results to report on. Out of these six Phase III results, five are positive and I have the feeling that I am quite fortunate to be able to present these results. I am also very fortunate to work with this wonderful team of

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researchers who are capable of generating such results. It is a genuine pleasure to be able to present you with these results. Thank you for your attention.

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Conclusion

Jean-François DEHECQ
Chairman and CEO

I. 2003: Outstanding Results

By way of conclusion, it is clear that the year 2003 is very much in line with previous years, the past four or five years in particular. I would like to very soon return to strong growth – without strong growth in our business, the future is uncertain. Sustainable growth, that is, the new product portfolio must be regularly fed into, in addition to what already exists today. Gérard Le Fur has shown that our Company is based on sustainable growth, profitable growth. All the factors and ratios you have seen are positive once again this year. Positive not just in saying that if the dollar had not been so unfavourable we would have had positive results. No, with the dollar as it is versus the euro the results are very positive. Of course, if the dollar had been more favourable, they would have been even more positive, but they are positive whatever the dollar rate is.

The reasons for this strong Company and very strong platform over a number of years is a strong and productive R&D. Across the industry, with a few exceptions, this research is viewed as extremely productive. There is no argument about that.

What is less clear possibly is that if this strong growth is achieved, why are we achieving between 15% and 20% growth when others are posting less than 6%? I believe there is a genuine reason for this. As for research, it is not just a matter of having high expenditure to achieve results. What is in the life of operations – in the day to day operational management – it is not the number of medical representatives or the amount of the sales and promotional spend that counts, but the result and growth. And that is the work of motivation, organisation, focus on people, focus on the markets – an efficient operation that generates between 15% and 20% profit.

R&D is very productive in this Company. But all operations – combining production and sales – are extremely positive for very specific reasons. It is market oriented, market focused, and efficient because it is market focused. It is not theoretical; it is in the field, it is close to the market.

You would have to ask people in the Company to confirm this, but this Company has a long history in terms of employee relations, the mindset, attitude through strong supportive teams. Something that is perhaps even more important is that every time we are in a country we are in a different culture. When we are in a country we have to first and foremost respect the culture of the country in order to be able to lead people. There is no denying that in this Company we want to be Brazilians in Brazil, Mexicans in Mexico, Americans in the US, French in France and Germans in Germany.

II. Sanofi-Synthélabo’s Compelling Offer to Aventis

So, you’re going to say to me, why with these solid bases and with such results, what more do you want? We want to go even further. For a company that was founded from scratch in 1973 to achieve this 30 years on is no mean feat. But there is more to be done. We are not allowed not to

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attempt to do better. This Sanofi-Synthélabo offer for Aventis is a strategic project to allow us to go even further. Why go further? Because the world is changing. In today’s world it is true that you have to be even stronger in order to be able to meet the increasing R&D spend – the ability to develop even more products. You can see that there is a very considerable R&D portfolio. We can do more, faster and better because the battles in the field when we are on highly competitive products – when we want to defend all of our products including the mature products – we need motivated people in the field. That is why creating the N°1 in Europe and the N°3 world wide makes genuine strategic and industrial sense for both companies.

1. A Strong European Presence and a Worldwide Business Strategy

Of course this future company will be strongly present in Europe, in particular, in France and Germany. No one criticises US companies for being strongly present in the US – for having their headquarters, their R&D and production facilities in the US. We will be a company with a strong presence in Europe and, far from it being a problem to be strongly based in France and in Germany, this is an opportunity to have a strong presence in one’s home market. We will have a head office in Europe, as well as an important part of our R&D and our production facilities there.

Nevertheless, the market in this business is a global market and you need to be global. That means being everywhere and fighting everywhere, and that includes the US market, which is the N°1 market.

It would be a major step forward for this Company to merge the two companies. You have seen the growth rates. You have seen that, without doubt, in 2003 Sanofi-Synthélabo has posted far and away the highest growth rate in the US market, with volumes that are becoming increasingly important. Merging these two companies to pave the way for future launches and better defend existing products is a key point, including in North America.

I believe there is a need for a development strategy that is very international. What does it mean to say that only the North American market is important and that the European market is possibly so? It means 20% of the world’s population. That leaves 80% of the world’s population, which represents the future for this industry where we have to develop and grow. Hanspeter Spek stated that we are very proud to have a growth rate of above 20% in the Rest of the World – the territories that account for 80% of the world’s population. Having a growth rate that is twice that of the market in this area seems to me to be an extraordinary development for the future.

2. Rapid Implementation of the Strategy

This is what we seek to achieve: to go further. How do we go about achieving strong growth? I said this earlier. We need to apply a strategy that is implemented rapidly. We must not spend months discussing what we need to do. We know that the world is changing too fast and we cannot allow such uncertainty. We need to have a clear project that we commit to – to know what has to be done. This is what we are proposing: to achieve this famous strong growth that is the key to the future. We need a policy that is appropriate to each country. There is no small product; there is no small country. That is how we win and that is how we achieve strong growth.

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3. Combining Resources

In combining the two companies – combining marketing and commercial resources – we will of course accelerate the growth of major products. There is no question about it. Of course we will better defend the mature products that we must not discard and optimise the launch of future products of the combined Group. You have seen what we have in R&D prospects, that we have some great compounds, which deserve investments.

This R&D is the key to sustainable growth. Strong growth is vital – that is how we generate the bottom line. At the same time, we need sustainable growth – we must not cut back R&D when we have projects to defend. By combining the resources of both companies, they need to be concentrated on the best projects of the two groups.

4. Accelerated R&D

What are those best projects? It is difficult to make a judgement, but they are the most innovative products. From time to time in the past ten years, there have been criticisms of Gérard Le Fur’s R&D as being too innovative. From time to time, we read that we spend a bit more time in Phase II. Yes, when you copy other people’s products, it is quite easy to move fast. When you genuinely want to innovate it is more complicated because you have to seek out the therapeutic areas in which the product can be effective.

The past few years have demonstrated the talent of our R&D – of Gérard Le Fur’s team – in achieving new breakthroughs: we invented heparin therapy, we invented platelet aggregation, we invented atherothrombosis. Now he is developing a concept around the “poor metabolism”, I don’t know how to call that, but it’s clear that is an innovative concept around rimonabant which is completely different. We must create innovative products, as this is our business. And when he is in the central nervous system with that very long list of products in Phases Iia and III, there is a whole slew of innovative targets. We need innovative projects because without innovative projects we do not create a great difference in the therapeutic areas, and it is our business to do that.

Of course we must select. By combining the two companies, we will focus them on the most advanced projects. It is all well to say that five or ten years hence we will be very good. However, a well known saying in this Company is that instead of looking ahead ten years, let us get through next year. We have been doing this for 30 years. We need to focus on the most innovative products and the most advanced projects, because they will allow us to go even further the following year. You have to live the next year to be able to live in five years.

What are the most promising products? Of course it springs immediately to mind that we need major products. When we talk about registering a product at USD 100 million or EUR 100 million; others between USD 500 million and USD 1 billion: and others with the possibility of USD 5 billion or more. Not all products are the same, as you know. When you enter these projects in your models, you do not give them the same value. There are more promising projects, and our Company knows how to do this. Fasturtec® is an extraordinary project, and extraordinarily life saving product. It does not have gigantic sales but it is a fundamental product for treatment that saves human lives every year, every week, every day. We will continue to fight in this field, but by combining huge resources, the sum of the R&D spend of both companies should generate many innovative, advanced and promising projects.

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5. Profitable Growth

Profitable growth? To be able to do many things you need to earn a good deal of money. I have said this for 30 years: the Company is there to allow men and women to live. But our shareholders lend us money to allow us to do what we seek to do. In light of that, they need a pay back because they have put their trust in us. That is the be all and end all. No company can be sustainable and reward its shareholders if it is not profitable. We need profitable growth. Earlier I showed you our EPS growth rates. The past five years is a history of profitable growth, so the new company needs to be in that state. In the interests of shareholders in both Groups, we know that without profitable growth there is no capacity to invest either in R&D or in production or promotion.

When we do not have profitable growth we cut R&D spending, we cut the sales force, we cut back on everything. That is not a motivating policy for Groups. In the interests of employees, we must achieve all of these optimisations. Of course, resource optimisation is a continuous process but if that is all we have, without growth and development, it is extremely difficult to motivate people and we are likely to end up with people who are sitting down rather than running forward. The need for profitable growth is important both for employees and for shareholders. Rapid growth is the key to success.

In terms of serving the interests of patients, and Gérard Le Fur could say this better than I, we need very profitable growth to achieve a lot of research.

The project we are proposing, we’ve often spoken about this. Strong, sustainable, profitable growth is the starting point – if we do not have that, we will not achieve it. We have placed Sanofi-Synthélabo in that state over the past year. The new organisation must have strong, sustainable, profitable growth. We need to get the project underway rapidly, and not be defining the strategies, the policies – who does what, who leads what – in one or two years’ time. Hence the need to rapidly implement this. There is genuine respect for the way in which organisations are set up. To say that pluralism is dangerous simply amounts to not understanding what a genuine organisation is about. We must not break mind sets and histories but draw on these pluralisms and rich heritages, as these constitute a wealth. It is not just a matter of having one head and one voice – in fact that is the best way to get it wrong.

The future organisation, even more so than the existing organisation, will give considerable place to pluralism, which is a source of wealth. Only the respect for cultures – in particular local cultures – and specificities is a major source and motivation for a clear strategy. There are things that are patently obvious. To focus on a single culture is really a tragedy. Of course in the US we need to have research but we also need to have research in Europe – the talent of Europeans is not the same as that of Americans. Gérard Le Fur would explain this better than I: people in England in Alnwisk are not doing the same research as those in Milan or France. That is why he is very pleased at the prospect of an important research centre in Germany, where we have no research. This plurality is the genuine source of wealth.

6. An Attractive Offer

Let me repeat that this is an offer that is balanced. Look at the major investors with Aventis who are saying that the price is not high enough, and those with Sanofi-Synthélabo who are saying you are paying too much; your premium is too high in terms of the value. That is our problem: how to

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find the right balance so that the two groups of shareholders of Aventis and Sanofi-Synthélabo have what is right for them. The market put the two companies on the same level a year ago. An offer with a premium of 15.2%. What are we bringing to the Aventis shareholders? Of course, a rich portfolio – that is of course unarguable. In terms of substance, there is no argument that we are providing quite an exceptional R&D portfolio.

The ability to generate the results that you have seen here. In particular, our business is a contribution for Aventis shareholders. For Sanofi-Synthélabo shareholders that will be earnings accretive in 2004, and combining resources to accelerate the development of existing and future products from both Groups thanks to the pooling of combined resources.

If we consider what this new Group would be like, strong, sustainable and profitable growth needs to be developed. If we succeed in doing that, as we have done in the past, then I believe that we genuinely have a project that creates value for all. That is my conclusion. Now we’ll answer your questions. Please introduce yourselves when you ask your question.

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Question and Answer Session

Jérôme BERTON, ING

First, would you provide further details of the filing date with the FTC, with the European Commission? I understand that, to date, it has not been filed with the FTC. If we could have more details.

Second, in relation to the EUR 1.6 billion synergies and EUR 2 billion restructuring costs you expect, as announced when announcing your offer, given that you said you have never in the past decided to reduce headcount, and you were not going to start now.

Third, in relation to the Aventis negotiations, in their last information meeting Aventis stated that Sanofi-Synthélabo were not aware of all Aventis’s links with other possible partners. Could this legal issue lead you to delay the offer? Do you still plan the closing for Q2? Third ...

Jean-François DEHECQ

This is already your fifth question ... You state that it is your third. We will perhaps take them one by one or do you want to list them?

Jérôme BERTON, ING

My final point.

Jean-François DEHECQ

Go ahead.

Jérôme BERTON, ING

How does Ambien® CR compare to Indiplon MR? Do you intend, once it is possible, to conduct a head to head trial with Indiplon?

Gérard LE FUR

I’ll begin with the question on Indiplon. The answer to your last question is clearly yes. As soon as the drug is marketed we will obviously conduct an Ambien® CR versus Indiplon MR trial. My main comment is that, a year ago, we told you that we were filing Q2 2004. We’ll file Q2 2004. We won’t be late.

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Hanspeter SPEK

Perhaps I can say something on the question of “changing control”. I think the answer is a multiple one. First, according to our experience it is not likely that a licence could be withdrawn if Aventis is to enter into a larger scope. This has also been confirmed with the position taken by Genta, who have given an important licence to Aventis. They stated that there was no impact of this merger on the deal. Second, that being said, if there are changing control clauses, they will be supported and accompanied by off-setting clauses, which usually mean that withdrawing a product is still more complicated. So if it is an important subject matter for Aventis, we are waiting for their management to make a clearer statement on the subject.

Jean-François DEHECQ

The appeal that was filed by Aventis on the receivability of the offer, we might express our surprise especially as in our eyes it deprives the Aventis shareholders of an offer which seems attractive to me, as I have said, and which in any case delays the issue. That being said, we do not know the details of this appeal and, more importantly, we do not know the reasons for it. That being said, we are satisfied that we will not change the offer closing date, which we had planned for the first half of the year.

As regards the FTC filing, if you want more details you may refer to what was written for the first FTC contact in the F4. And I can tell you that the preparation of the notification dossiers for the competition authorities, whether in Europe, the US or elsewhere, these preliminary steps have been started in conformity with the applicable regulations. If you would like more details or put more precise questions you may of course do so but the procedure is underway and is functioning normally. I can turn to one of the people in charge of the operation if you require. But I think that the reply would be more or less the same.

As to the EUR 1.6 billion in synergies, part of these are positive, the other part negative. We stated that there would be positive and negative synergies. We said that more or less, there would be one-third of positive synergies and one-third of negative synergies. I don’t know if we made that explicit, but I think that is the case.

The arguments put forward by some observers is that this will result in a dramatic breakdown in labour relations. Let’s not make a mistake, we’re not talking about a “carve out”, which is serious for labour relations. What we’ll do, in x number of countries — we have 70 countries, 70 Sanofi-Synthélabo headquarters and 70 Aventis headquarters, that we’ll have to put together. There will be countries, not necessarily those cited today, in which the sales forces will need to be reorganised and tailored to products and countries. But I repeat not necessarily. As far as manufacturing is concerned, I have no answer except to say that we have permanent growth requirements. Why? Because when you have growth of 15%-20%, you have to produce more products every year, which of course is slightly different when your growth levels are only 5% or 6%.

Then you have the major headquarters, the Sanofi-Synthélabo Paris headquarters, which are not that enormous, and the Aventis headquarters shared between Strasbourg, Frankfurt, Paris and the US. This will perhaps have to be streamlined. As far as cost synergies are concerned, obviously a number of elements will have to be considered, in particular, in terms of consulting and many

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contracts –experience shows that research contracts are very expensive. These contracts might end up in a number of drugs, but not necessarily good ones. There are lot of things to look at.

I won’t give you figures, I know that’s what you like. I am personally convinced that these problems are of great importance and can be properly dealt with if they are first dealt in conjunction with the trade unions to come up with the most appropriate solutions. I never stated that I never carried out headcount reductions: we did close plants and we had to reduce headcount. However, we tried to do this under the best possible conditions for our employees. When social dialogue breaks down this obviously does not lead to proper inputs in terms of research and development. Research and development is essential, as we said, and goes through discussions with our partners.

In relation to synergies, if we take a look at the 10 to 15 last offers of this type, we are on the average. You consider that our restructuring costs are too high. I do not agree. Our restructuring costs are also on average with the industry, in terms of percentage, in terms of ratio; faced with EUR 1.6 billion, EUR 2 billion may be considered as quite consistent. All of this will have to be considered with time. Some have said that we deliver more than we promised at the time of the last merger of Sanofi and Synthélabo. My answer is that, over the past five years, we have always delivered more than what we promised. This is not a reason to take unnecessary risks. I believe that the offer we made is the right commitment and you can be sure that we will abide by our commitments.

From the floor

In relation to the 15.2% premium that you announced at the launch, today the Aventis stock rate is above what you proposed. I’d like to hear your reaction. You also stated that some investors considered that the premium was too high and that other investors considered that it is too low. I am one of these who initially considered that it was too low. So I’d like to have your reaction.

Jean-François DEHECQ

We need people on both sides. We announced the 15.2% premium. That being said, the market considered that no premium was needed, given that the companies had been considered equal for many years, or at least for many months, a good year. So for a good year we’ve had 1 for 1, or if not 1 for 1, the same level of market capitalisation. So we have a 15.2% premium.

We now have all this speculation. I think it is only normal that the prospect of several white knights could lead to an increase in the share price and the premium. All of the investors that we have met with over the past two weeks have stated that the Aventis results would be announced on 4 or 5 February and that the Sanofi-Synthélabo would be announced on 16 February. Therefore all the comparative elements would be available to assess growth, sales, operating results etc, and to assess the value of the portfolio in the long term for both companies. I believe that, as of today, analysts will have all the relevant elements to come up with a final assessment, and we will wait. I do not see why this offer would not be perfectly fair and balanced. When I am told that Company A had to offer X amount for a product B, the value of the sales might have been slightly different. I do not see good reasons to compare premiums; what is important is to compare the worth of the companies.

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Florent GUYOTAT, France Info

Do you confirm what you said this morning, that you have no intention whatsoever of increasing your offer? Would you provide some details on that?

Jean-François DEHECQ

I confirm what I said this morning and what I have been saying for the past fortnight. The market needs to be clearly informed. Concerning the 2003 results, added to the model of previous years, to look at how the results are constituted, and at what the short, medium and long term portfolios look like. Once the market has considered all that, the market will form a view. At the end of the day, it is always the shareholders who form a view and I have no other comment to make on that today. I adhere to the comment I made this morning.

François SCHMIDT, Exane

Three questions for Gérard Le Fur. First, in relation to dronedarone and without pre-judging your discussions with the regulatory authorities, do you sense that with the clinical data you now have you could file without further clinical trials?

Second, on Acomplia™, would you specify the filing date that you are targeting? In relation to the indications, on the metabolic syndrome concept, are you targeting the prevention of diabetic risk factors?

Gérard LE FUR

In relation to dronedarone, I will disappoint you. The health authorities are quite rightly very punctilious. Therefore, we never make a comment until we have talked to the health authorities. It is not that I do not want to answer, but I am not allowed to answer. More recently, we have two positive efficiency studies with very fine tolerance results. We will share those results with the health authorities and will await their feedback. It is always bothersome: if we begin trumpeting it there is always a backlash, and we never comment on that.

On Acomplia™ as we said, we seem to be on time. We will have all the results by the end of this year, early next year. So we plan to file in Q2 2005. On the claims, wait until we have constituted the file before saying that we will have such or such a claim. For the time being we are indeed very optimistic. We are also very optimistic on the reproducibility but we will see in due course. Forgive me but when the health authorities are involved I cannot be too specific.

Jean-Jacques LE FUR, Oddo Securities

The documentation on your offer states that it would lapse if the US FTC were to initiate a request for further information. Given that such a request is not uncommon, what is the risk that you will pull your offer in the event of such a request?

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Second, if after your offer only 51% of Aventis shareholders bring their shares, how would you manage the situation.

Third, for Gérard, in the saredutant results I did not see a “p” of statistical significance. Could we have the “p”? Finally, for Marie-Hélène, can we have an idea of size, under “other products and charges”, of the commercial alliance with Bristol-Myers Squibb? Is it the main part, or are there any other factors to be taken into account apart from the other expenditure and income of the alliance with BMS?

Jean-François DEHECQ

Gérard, you start.

Gérard LE FUR

On saredutant, generally in Phase II, no significance is given. You didn’t ask about the anti-V2 – I don’t know the significance of the “p”. In saredutant, the p value is 0.066, to be absolutely specific.

The aim of the Phase IIb is to find the dose. There is no doubt that 100 mg is of the same order as fluoxetine, and 30 mg and 300 mg are not different from placebo. It is a question of the number of patients. We plan a programme that we will discuss with the health authorities, Phase III, at the 100 mg, and it is at that stage that we will know the true profile of the product both in terms of quantitative difference and qualitative difference on the adverse effects.

Jean-François DEHECQ

To answer the question “if you had more than 51%”. If we stated that we wanted 50% plus one share, it is because we believe that we will manage well with this. So in answer to your question: “how will you manage?”, I reply “well”. I understand where you question is leading but let’s wait to see what happens. In any case, what we are looking for is 50% plus one share. I’ll ask Jean-Claude Leroy to answer the FTC point.

Jean-Claude LEROY, Sanofi-Synthélabo

On the FTC point, in Brussels we had preliminary contacts before launching the offer. The study that we performed led us to believe that we would essentially encounter one problem. Today, I am unable to tell you whether we will encounter one problem or more than one problem because the files have not yet been submitted. I am establishing a parallel here between Brussels and the FTC.

One problem appeared to us as manifest, that is, the market position of Lovenox® in the US – 90% in the US and 1% for Arixtra®. A problem to be resolved there, which is the reason why we started the divestment process – we announced this on the day of the announcement. That is the problem we are anticipating and even if the work is not completed with the FTC – far from it – we are

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reasonably confident that this remains limited to that product. At this stage, we do not believe that we will not successfully resolve the problem in the first phase. We do not believe that we run the risk of moving into the second phase. We can never be sure but we are reasonably confident that we will be able to close the offer once the first part of the process has been completed with the FTC.

Marie-Hélène LAIMAY

On your technical question on other incomes and expenditure, profits with BMS represent 95% of that item in both 2002 and 2003. Given all the figures I gave you earlier, you can readily track the development of that item in 2004.

Jean-François DEHECQ

In this section, there are no disposals of products or capital gains; it is the result of the growth in sales and productivity gains that leads to net earnings per share.

Kyushi ANDO, Japanese Economic Journal

On the Japanese market, you stated earlier that you have changed your dealings with Taiisho. But you have dealings with Daiichi and Fujisawa. Do you plan to change that relationship? Once you have succeeded with your take over bid on Aventis, how will this change your business model in Japan?

Hanspeter SPEK

First question: the partnership with Daiichi will change. You know that today we are in a licence contract, with revenues on licence. The Plavix® launch will be a joint venture with the consequences that entails. That is, we share revenues and the investment 50-50.

In terms of Aventis, it is clear that one of the strong points of the Sanofi-Synthélabo-Aventis project is direct access in Japan through the existence of Aventis in that market. It is a very attractive proposition in spite of the fact that today the Japanese market has somewhat lost its attractiveness – I saw the growth projections this morning and they remain very modest. The presence of Aventis is important and it is an important asset in this programme.

Jean-François DEHECQ

For several years, our joint ventures with Taiisho, Daiichi, Fujisawa and others are joint ventures by product. For several years, we have decided to set up an important department for clinical development and product filing in Japan in order to keep the future products for ourselves, looking for a direct operation and base. So things will evolve normally in the future. Major products of the Company will be able to more easily and directly enter the Japanese market.

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Olivier LE HENIN, Crédit Lyonnais

Three questions. First, would you quantify the number of product duplications in terms of sales after a merger with Aventis. In France, we know that there is a lot of product overlap. I am not referring to major products but small products. If you could quantify this.

Jean-François DEHECQ

2% to 3% of sales.

Olivier LE HENIN, Crédit Lyonnais

Thank you. Regarding the marketing of AMBIEN, you have a study of AMBIEN against placebo. What is the marketing strategy to differentiate Ambien® CR from existing Ambien®? What will be the marketing strategy to differentiate the products?

Thirdly. You mentioned mergers with Z, with P. We can recognise Pfizer, which was a merger between partners. Why did you not consider another candidate other than Aventis, possibly for example, your existing partner?

Jean-François DEHECQ

Gérard, you reply on zolpidem.

Gérard LE FUR

There is no question of positioning zolpidem MR versus Ambien® or Ambien® CR versus Ambien®. What we told you at the time and that I can confirm now is that Ambien® CR is almost an ideal product: sleep induction within 20 minutes; wake up next morning without residual effects. The only thing is that 20% to 25% of patients would like to sleep one to two hours more. Therefore, when we sought to find a new formulation after Ambien® (Ambien ® CR), we kept a product that has the same sleep induction latency and we demonstrated this successfully with Ambien® CR.

You also saw this on maintenance, through the very objective parameter (the WASO): the product lasts 6 hours. Few products have been tested with those factors but with the WASO, in objective conditions, we can see what happens on the EEG level. Ambien® lasts a little less long without residual effects. It is not positioned in comparison to a product but in addition to that product. For one year now, we have been telling you that we are on time and that we will be filing in Q2 2004. If we add a year to obtain the NDA, that means summer 2005, and the Ambien® patent goes public in the US in October 2006. So, Hanspeter Spek’s team will have ample time to consider that.

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Olivier LE HENIN, Crédit Lyonnais

Indeed, I was interested in hearing Hanspeter Spek’s view on this.

Gérard LE FUR

Not mine? I am sorry to have disappointed you.

Olivier LE HENIN, Crédit Lyonnais

I am interested in your point of view but I would also like to hear that of Hanspeter Spek. I’d like to know how he would differentiate.

Jean-François DEHECQ

Do not try to separate them – they are like twin brothers.

Hanspeter SPEK

Apart from what Gérard said, of course, Ambien® CR is a tactical option that leaves us with a lot of opportunities. The pharmacological profile is that you take Ambien® for a New York-Paris flight, and Ambien® CR for a Philadelphia-Paris flight. That’s a bit simplistic, but it’s the marketing positioning. Of course, there is a protection of that form that will be extremely enhancing, and it leaves open some pricing and discount options in due course. But we will have to see what is happening in the markets. There are two entrants looming between now and October 2006, so we are keeping these as last minute tactical options. But the substance, as Gérard Le Fur stated, is that it has a mode of action of one to two hours more.

Jean-François DEHECQ

I’ll reply to your question, I’ve said this to the press several times. You can always say “you should have”. Yes, of course, one can always say that when we launch something it is because that we believe it is an extremely important opportunity – an opportunity that can be fundamentally a win-win opportunity to forge a great European Group, anchored in Europe, well established in the US and the Rest of the World. This is an originality that can make it something very attractive for shareholders and investors alike. I believe that this is a good project. If I am reading you correctly, you are asking why we did not do something with BMS. We did not do something with BMS because, given the current state of affairs, we considered that the project between Sanofi-Synthélabo and Aventis was a fine project. We are therefore offering this one and we will fight for this one.

Edouard HUBERT, APM

You stated that there were no minor drugs at Sanofi-Synthélabo. As far as Aventis is concerned, they intend to put minor drugs in a joint venture in which they would be minority partners. If you take control of Aventis before that happens, how will you manage that?

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Jean-François DEHECQ

This is not at all what we intend to do. We will certainly not do that. We do not want to give up such a significant amount of sales, which represent a large number of jobs, if we want to fight in all countries. Some of these drugs are also very central for some countries. Of course, this is not in line with our strategy.

Eric LE BERIGOT, Natexis Blein Schroeder

Three questions. First, in relation to drugs, could Gérard Le Fur what is the potential size of the aquaretic drugs market in terms of size and value?

Second, you discussed your risk in terms of innovation and Phase II trial durations. Would you provide some update on the past meta-trial, which might be slightly disappointing, or has been received as such. Four drugs initially, two that have been stopped in Phase II, and one that has disappeared since then. This leaves you with osanetant, which has been in Phase IIB for three years. Do you think that by adding financial resources, this product could be continued? The same question for eplivanserin, which has been in Phase IIb for four years.

Third, a financial question concerning 2004 forecasts, what amount is programmed for share buy-back for 2004? Is it the same as in 2003, 3 to 4 points.

Gérard LE FUR

As far as hyponotremia is concerned, the question of anti-diuretic hormones, which we call the inappropriate secretion of anti-diuretic hormones remains a niche market. However, if you talk about hyponotremia in general, whatever its origin and particularly in elderly patients, obviously the market is much more sizeable than what you could expect. But I am not in a position to give you a precise idea of the size of the market today but it is probably more significant than expected.

As far as osanetant is concerned, I don’t agree with you. It has been in Phase IIb for three years because it has been reviewed by the meta-trial. It is not a disappointment for us. We were fortunate enough to have four Phase IIa drugs, and we compared these four drugs, and we compared them at a single dose. Osanetant was launched for schizophrenia, in particular, to combat delusion syndromes. We are trying in Phase IIb to determine the best possible dose for the compound, but this hasn’t been three years. Perhaps we are not fast enough. If you are hinting that we have some financial concerns in developing all of our compounds, and this is precisely why we want to have this operation with Aventis, the answer is yes. With a EUR 4 billion budget we would have an adequate budget to develop both Aventis’ and our own drugs.

As far as eplivanserin is concerned, yes we decided to stop development, as I said earlier on the level of negative symptoms for schizophrenia. Look what happened with other competitors The inclusion of patients is quite difficult, and this is why we gave up. We are now in Phase IIb for this drug for sleep disorders. You will remember what we already reported: after a failure in apnoea, the drug increases deep sleep and decreases the so-called light sleep.

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Marie-Hélène LAIMAY

As far as 2004 is concerned, the growth of EPS before exceptional elements and goodwill amortisation which we have given is 15% for 2004, with a EUR 1.25 per euro rate, does not take into account the significant accretive effect that we had in 2003. We have a remnant effect of share buyback in 2003: 20 million actions representing EUR 1 billion.

The authorisation that was given to us by the Board in September was done in part in 2003. We have not bought back any shares since the beginning of the year, and we will not do so before closing of the offer. So, we did not take into consideration in the EPS growth any significant accretive effect in our forecasts.

Jean-François DEHECQ

However, this forecasted growth for 2004 is supported by a very strong increase in our R&D investments, without any drug divestitures, as we already stated.

From the floor

First, you stated that mature drugs were also considered as very valuable. Would you tell us a bit more about their worth in terms of sales in comparison with products in development, and in terms of the free cash flow that you could retrieve from these mature drugs in order to finance growth. Could we have an idea of figures, as this is an interesting point on the level of analysis.

Second, a more fundamental question on research and how you are going to manage research and also the type of risk which exists on this level, as you know in the industry. Gérard Le Fur stated that he was very “lucky”.

Jean-François DEHECQ

He calls talent “luck”.

From the floor

Do you believe that for five or ten years the development of these compounds might be considered as purely fortuitous, and could therefore be questioned in some years’ time. We have seen that with other companies. How can you guarantee that?

Also, about ten years ago I was with a group of financial analysts who asked the Research Director of ICI – a company that was very successful in development – who out of their 2,000 to 3,000 researchers had genuinely found something in the field. He replied that there were three people who actually found something. More particularly, there was one individual, and he was treasured as the apple of their eye.

How do you assess the risk research for the future and how are you considering managing the combination of those two poles of research that you might be responsible for in the coming months.

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Jean-François DEHECQ

I will be very quick on mature products, which represent 30%, given that 67% of our drugs that are the ten leading products. When you have sales figures which are maintained.

Marie-Hélène LAIMAY

33% are mature products.

Jean-François DEHECQ

Yes, 33%, of course as I was talking about 67%. It’s important, as these are drugs to which we devote relatively little effort, which have large margins. Then you ask me “how much?” You probably cannot manage a company with only mature products, which would decline by 10% per annum. This would be extremely difficult to manage. You might recap part of it but you also have to ensure promotion. It is a matter of will more than a problem of calculation.

As to Gérard Le Fur and his “chance”, I told you that there was a lot of talent. It is simplistic to say that only a few people are in a position to discover something. It is a matter for teams and technology, which does not assume innovation at every moment, particularly regarding discovery. We do need innovation in relation to working methods. If your question is how we intend to protect ourselves against the possible departure of Gérard Le Fur, he could have left a few years ago if he so desired. However, he is now so attached to this Company that we no longer even pose the question, which could be rather rude.

From the floor

I was not thinking of him.

Jean-François DEHECQ

Well, if there was someone who is very valuable, it is him. Perhaps he could answer the question, with his usual modesty.

Gérard LE FUR

If we knew how to manage chance we would systematically succeed in all our endeavours. One has to be very humble when engaging in research, and when we talk of the offer to Aventis, we are very humble with respect to the effects of size. We will be very careful about the size effect if the merger does take place. The difference in research is always a matter of a few individuals – not one, not three, not five, but a few dozen, who decide on the orientations. Afterwards, everyone brings their own contribution. Today, we are no longer in the world of individuals working alone without any contact with the outside world.

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We have a mix of younger and older researchers, the latter – of whom I am a part – have been involved in research for over 30 years. We are always challenged by people who might be slightly less experienced than we are but who might have many good ideas, which are a source of wealth, and we try to find the right balance between the two. Perhaps we made a mistake, but over 17 years ago with Jean-François Dehecq and Pierre Simon we decided on an orientation. We have not changed that orientation for 17 years. Those who experienced problems in research are those who decided to follow the fashion – gene therapy or this or that trend. This is not the right way to go about things. Technology is nothing but a tool, and if you indulge in technology for its own sake you forget about the true aim of the company, which is the development of drugs. We therefore feel that this is the way to manage the process, which is above all a question of continuity.

Jean-François DEHECQ

I propose closing this session on that fine conclusion, as this is where the future will be played out. I thank you for your attention. We were perhaps too long on the research aspects but I would hope that it was worthwhile.

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